UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: May 31, 2012

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:__________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Red Mountain Resources, Inc.

Full Name of Registrant

Former Name if Applicable

2515 McKinney Avenue, Suite 900

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75201

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Red Mountain Resources, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended May 31, 2012 (the “Form 10-K”) within the prescribed time period without unreasonable effort and expense. The Company is required to provide certain information in its financial statements regarding its investment in Cross Border Resources, Inc. (“Cross Border”). The Company is unable to complete its financial statements because Cross Border has announced that the financial statements and information reported in its Annual Report on Form 10-K for the year ended December 31, 2011 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (together, the “Prior Reports”) should no longer be relied upon because of certain misapplications of generally accepted accounting principles related to the financial statements and corresponding footnotes in the Prior Reports. The Company intends to file its Form 10-K immediately following Cross Border’s filing of amendments to the Prior Reports. The Company expects to file its Form 10-K within the fifteen day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alan W. Barksdale	(214)	871-0400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A.

Forward-Looking Statements

This Notification on Form 12b-25 contains forward-looking statements, including statements regarding the Company’s financial results for the fiscal year ended May 31, 2012 and the Company’s ability to file its Form 10-K within the fifteen day extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ from such estimates. The risks include, but are not limited to, adjustments resulting from the completion by the Company of its review of the Company’s financial statements for the fiscal year ended May 31, 2012 and unexpected delays which the Company may incur in connection with the preparation of the Form 10-K.

Red Mountain Resources, Inc.

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 30, 2012	By:	/s/ Alan W. Barksdale
	Name:	Alan W. Barksdale
	Title:	President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

to

Form 12b-25

Part IV, Item (3)

The Company anticipates that its Form 10-K for the fiscal year ended May 31, 2012 will contain results of operations that reflect a significant change from the fiscal year ended May 31, 2011, primarily due to (i) increased depreciation, depletion and amortization expense attributable to increased production, oil and natural gas property additions, and $1.0 million of impairment on the Company’s Pawnee Prospect primarily due to a decline in the reserves and production associated with its Pawnee wells; (ii) increased general and administrative expense attributable to increased professional fees and salary expenses during the fiscal year due to the completion of the reverse merger with Black Rock Capital, LLC in June 2011, increased oil and gas acquisition activity and the review of potential acquisitions and establishment of company infrastructure; (iii) increased interest expense attributable to $6.7 million aggregate principal amount of promissory notes and $2.75 million aggregate principal amount of convertible promissory notes issued during fiscal 2012; and (iv) a $2.7 million loss on note receivable during fiscal 2012 due to the uncertainty of collection of the note receivable.

Based on information that is available at this time, the Company’s net loss for the fiscal year ended May 31, 2012 is expected to be in a range of approximately $11.0 million to $13.0 million, as compared to net income for the fiscal year ended May 31, 2011 of $1.9 million. The Company cautions that these estimates are preliminary and subject to change, possibly materially, following the completion and review of the Company’s financial statements.